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                                 "EXHIBIT 15.1"

To the Board of Directors of
TEEKAY SHIPPING CORPORATION

     We are aware of the inclusion in the Registration Statement of Teekay Shipping Corporation ("Teekay") for the registration of $225,000,000 First Preferred Ship Mortgage Notes due 2008 of our report dated December 15, 1995 relating to the unaudited consolidated interim financial statements as of and for the six-month periods ended September 30, 1995 and 1994 of Teekay.

     Pursuant to Rule 436(c) of the Securities Act of 1933, as amended, our report is not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933, as amended.

Nassau, Bahamas,                                                   ERNST & YOUNG
December 19, 1995                                          Chartered Accountants